UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                          SCHEDULE 13G

                UNDER THE SECURITIES ACT OF 1934

Op-Tech Environmental Services, Inc.
(Name of  Issuer)

Common Stock , $.01 Par Value
(Title of Class of Securities)

 683450100
(CUSIP Number)

 OnBank & Trust Co.
 101 South Salina Street
 Syracuse, NY 13206
 Attention: Mr. William Racey
 Phone No: 315-442-1842

(Name, Address and Telephone Number of Person
 Authorized to receive Notices and Communications)

December 31, 1997
(Date of Event Which Requires Filing of this
 Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:
 /x/Rule 13d-1(b)
 / /Rule 13d-1(c)
 / /Rule 13d-1(d)

1)Names of Reporting Persons I.R.S. Identification
Nos. of Above Persons (entities only)
     OnBank & Trust Co.

2) Check the appropriate box if a member of a Group
(see instructions)
     (a)N/A.

     (b)N/A.
3) SEC Use Only


4) Citizenship or Place of Organization - New York
5) Sole Voting Power........... 5,600,000

6) Shared Voting Power...0.

7) Sole Dispositive Power.......5,600,000.

8) Shared Dispositive Power.......0.

9) Aggregate Amount Beneficially Owned By Each
   Reporting Person...........5,600,000

10)Check if the Aggregate Amount in Row (9) Excludes
Certain Shares (see instructions)......

11) Percent of Class Represented by amount in Row (9)..49%.

12) Type of Reporting Person (see instructions).....BK.

                    Item 1(a)
Name of Issuer: Op-Tech Environmental Services, Inc.

                    Item 1(b)
Address of Issuer's Principal Executive Offices:
6392 Deere Road, Syracuse, NY 13206

                    Item 2(a)
Name of Person Filing: OnBank & Trust Co.


                    Item 2(b)
Address of Principal Business Office or, if none,
Residence: 101 South Salina Street, Syracuse,
                                         NY 13202
                    Item 2(c)
Citizenship:   USA

                    Item 2(d)
Title of Class of Securities: Common Stock, $.01 par value

                    Item 2(e)
CUSIP Number:  683450100


                    Item 3

If this statement is filed pursuant to 240.13d-1(b) or 240.13d2(b) or (c), check whether the person filing is a:

     (b) / x / Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

                    Item 4
     (a) Amount beneficially owned: 5,600,000....

     (b) Percent of class  49%
     (c) Number of shares as to which the person has:
          (i) Sole power to vote or to direct the
              vote:....5,600,000.
         (ii) Shared power to vote or to direct the
              vote:............0.
        (iii) Sole power to dispose or to direct the
              disposition of:..5,600,000..
         (iv) Shared power to dispose or to direct the
              disposition of..........0...............

                    Item 5

Ownership of Five Percent or Less of a
Class.......................N/A

                    Item 6

Ownership of More than Five Percent on Behalf of
Another Person................N/A

                    Item 7

Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on By the
Parent Holding
Company..N/A.

                    Item 8

Identification and Classification of Members of the Group..N/A.

                    Item 9

Notice of Dissolution of
Group..N /A..




                    Item 10

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
                         SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
                                   March 25, 1998

                                   OnBank & Trust Co.
                                   101 South Salina
                                   Street Syracuse,
                                   NY 13206


                                   /s/ William Racey
                                       William Racey
                                       Vice President